UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion’s 4Motion Solution Being Showcased at the Intel Developer Forum (IDF), Beijing, P.R. China dated April 18, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ALVARION LTD.

Date: April 18th, 2007                                       By: /s/ Tzvika Friedman
                                   Name: Tzvika Friedman
Title:	CEO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Esther Loewy, Investor Relations
+972-3-645-6252    +650-314-2653
+760-517-3187            +972-3-767-4476
Efrat.makov@alvarion.com   esther.loewy@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion’s 4Motion Solution Being Showcased at
the Intel Developer Forum (IDF), Beijing, P.R. China

Intel and Alvarion Continue Collaboration for 802.16e-based
Mobile WiMAX

Beijing, China, April 18, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that Mobile WiMAX services based on Alvarion’s 4MotionTM solution will be showcased at Intel’s renowned Developer’s Forum in Beijing. The two companies are also cooperating on WiMAX interoperability testing for mobile WiMAX with Alvarion’s
16e-based radio access network (RAN).

Alvarion’s OPENTM WiMAX 4Motion solution using MIMO Matrix B technology is expected to almost double the bandwidth capacity, reducing wireless infrastructure expenditures for operators.

MIMO Matrix B is a key feature in the WiMAX ForumTM Mobile WiMAX Wave 2 specifications and essential for supporting video and other bandwidth demanding applications. Alvarion’s IEEE 802.16 compliant BreezeMAXTM system together with Intel-based chipset mobile WiMAX Express Card for 2.5 GHz can provide a compelling offering for operators.

Designed as open, standard, and interoperable, OPEN WiMAX is a complete ecosystem that encompasses network equipment, consumer electronics, service offerings, and even the end-users’ experience. OPEN WiMAX is the ecosystem of partners behind Alvarion’s highly scalable 4Motion solution, which combines BreezeMAX and best of breed systems to create an operator-centric network solution for WiMAX.
“The demonstration of enhanced MIMO and the available capacity for high performance personal broadband services further proves Alvarion’s leadership in WiMAX,” said Tzvika Friedman president and CEO of Alvarion. “We are proud of our long-standing role with Intel in promoting the WiMAX revolution and believe that it will enable operators to offer innovative WiMAX services.”

“The mobile WiMAX services based on Alvarion’s 4Motion solution with enhanced MIMO technology, coupled with Intel’s WiMAX technology showcased today, is proof of the performance and bandwidth capacity of mobile WiMAX,” said Sriram Viswanathan VP, Intel Capital and General Manager of WiMAX Program Office. “Our strong and ongoing relationship with Alvarion is helping to broadly demonstrate performance of WiMAX technology to the industry.”

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.